UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For October 8, 2007

KONINKLIJKE KPN N.V.

Maanplein 55

2516 CK The Hague

The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                                          Progress on share repurchase program KPN, dated October 8, 2007;

•                                          KPN's offer for Getronics clearance from the European Commission.

Press release

Progress on share repurchase program KPN and cancellation of shares	Date
8 October 2007

Number
070pe

Further to the EUR 500 million share repurchase program announced on 3 September 2007, KPN announces that, during the week of 1 to 5 October 2007, it has repurchased 2,965,000 KPN ordinary shares at an average price of EUR 11.99. To date, approximately 31% of the repurchase program has been completed. The repurchase program that started on 3 September 2007 will run through 31 December 2007.

On 5 October 2007 KPN concluded the cancellation of 42,767,654 ordinary shares which were repurchased as part of the EUR 1 billion share repurchase program, announced on 6 February 2007 and completed on 30 August 2007. Following this cancellation KPN will have 1,885,783,672 shares outstanding. Since October 2004, KPN has cancelled 608 million shares, representing 24.4% of the total number of outstanding shares.

The remaining 42,301,459 ordinary shares which were repurchased under this EUR 1 billion share repurchase program will be cancelled before year end 2007.

This is a joint press release of KPN ICT Services B.V. and Getronics N.V. which is required pursuant to the provisions of article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree 1995 (Besluit toezicht effectenverkeer 1995). This press release is not for release, distribution or publication, in whole or in part, in or into the United States of America, Canada, Australia, Japan and Italy. The offers for ordinary shares and convertible bonds of Getronics N.V. are not made in or into the United States of America, Canada, Australia, Japan and Italy.

The Hague, Amsterdam, 8 October 2007

KPN’s offer for Getronics receives clearance from the European Commission

Following the press releases of 30 July 2007, 29 August 2007 and 11 September 2007, KPN ICT Services B.V. (the “Offeror”), a directly wholly owned subsidiary of Royal KPN N.V. (“KPN”), and Getronics N.V. (“Getronics”) jointly announce that the European Commission has granted clearance for the proposed acquisition of Getronics by the Offeror without imposing any conditions.

With this clearance from the EC received, all required clearances from antitrust authorities have been obtained.

This announcement will also be published in Dutch. In the event of any inconsistencies between the English and Dutch versions of this announcement, the English version will prevail.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 9, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel